Mail Stop 3010

December 30, 2009

Mr. Mark E. Yale
Chief Financial Officer
Glimcher Realty Trust
180 East Broad Street
Columbus, OH 43215

>   **Re:**   **Glimcher Realty Trust**
>   **Form 10-K for the year ended December 31, 2008**
>   **File No. 001-12482**

Dear Mr. Yale:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment Evaluation, pages 26 to 27

1. We note your policy related to impairment testing of long-lived assets and that you determined that your operating properties were not impaired during the year ended December 31, 2008 or during the nine-month period ended September 30, 2009. Please expand your disclosure in future filings and tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment. Also tell us if you determined that any such events occurred in the year ended December 31, 2008 or 2009 for any of your properties. To the extent that you did not believe that any such events occurred in 2008 or 2009, tell us what consideration you gave to the tough economy which has led to bankruptcies of a number of stores that lease mall space, declining occupancy rates, and the tight lending markets. Explain to us and clarify in this filing how the severe recession has impacted your impairment analysis under SFAS 144 and the related assumptions used in determining future cash flows from your properties.

Results of Operations - Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 30

2. We note your disclosure on page 8 in the Risk Factor section and throughout your filing regarding the impact that adverse economic market conditions have had on your operating results. We further note your disclosure on page 31 regarding the increase in the number of tenant bankruptcies, your disclosure on page 45 regarding the decrease in retail sales and your disclosure on pages 36 and 37 regarding your debt maturities. Please tell us what specific impact, if any, current trends and recent events, including those in the real estate and credit markets, have had on your financial condition and results of operations. Confirm that you will provide similar disclosure in future filings.

Financial Statements

Consolidated Statements of Cash Flows, page 64

3. Disclose your policy for determining the character of distributions from unconsolidated entities as being either cash flows from operating activities or cash flows from investing activities.

3. Real Estate Assets Held-for-Sale, page 72

4. We noticed that you had 4 properties held for sale as of December 31, 2007, yet only one sale during 2008. Please tell us whether the 3 properties held for sale as of December 31, 2008 were also held for sale as of December 31, 2007 and how you have complied with paragraphs 30 and 31 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

12. Investment in and Advances to Unconsolidated Real Estate Entities, page 81

5. Please summarize the key information that you considered in reaching the conclusion that you are not the primary beneficiary of the Scottsdale Venture. Additionally, please advise what consideration was given to your preferred investments in the joint venture in reaching your conclusion.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Jennifer Gowetski, Staff Attorney at (202) 551-3401 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief